UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC. FILE NUMBER 333-192405

CUSIP NUMBER 00773M 106

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended June 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I - REGISTRANT INFORMATION

Advanced Environmental Petroleum Producers, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

14405 Walters Road, Suite 780
Address of Principal Executive Office (Street and Number)

Houston, Texas 77014
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q Quarterly Report for the three months ended June 30, 2017, because the Registrant has completed a reverse merger on August 3, 2017, and the historical financial statements of the Registrant are being replaced by the financial statements of the acquired entity. Prior to the reverse merger, the Registrant was a public shell with limited or no operations or activities. The financial statements of the merged entity and wholly-owned subsidiary of the Registrant, Oncolix, Inc., will become the historical financial results of the Registrant. The audited financial statements of Oncolix, Inc. were filed with the Current Report on Form 8-K on August 9, 2017, and the interim periods of Oncolix, Inc. will be filed in the Form 10-Q for the period ended June 30, 2017. It is anticipated that the Form 10-Q Quarterly Report will be filed on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-Q.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Donald Payne	281	402-3169
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

The Registrant completed a reverse merger on August 3, 2017. Prior to the reverse merger, the Registrant was a public shell with limited or no operations or activities. The financial statements of the merged entity and wholly-owned subsidiary of the Registrant, Oncolix, Inc. will become the historical financial results of the Registrant. The audited financial statements of Oncolix, Inc. were filed with the Current Report on Form 8-K on August 9, 2017, and the interim periods of Oncolix, Inc. will be filed in the Form 10-Q for the period ended June 30, 2017.

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Advanced Environmental Petroleum Producers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2017	By:	/s/ Michael T. Redman
Michael T. Redman President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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